United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale proposes payment of dividend to shareholders

Rio de Janeiro, September 28, 2015 — Vale S.A. (Vale) informs that its Executive Board approved and will submit to the Board of Directors the proposal for payment of the second installment of the 2015 dividends in the amount of US$ 500 million, equal to US$ 0.097023796 per common or preferred share in circulation as of August 31st, 2015 (5,153,374,926).

If the proposal is approved by the Board of Directors, Vale will have distributed to its shareholders US$ 1.5 billion in 2015, including the payment of the first dividend installment of US$ 1 billion in April 30th, 2015. The amount currently proposed for the second dividend installment is half the amount publicly announced on January 30th, 2015, reflecting the more uncertain scenario for mineral commodities prices and the focus on managing the balance sheet.

Upon payment of the second dividend installment, Vale will have advanced the required annual preferential dividend for 2015, calculated based on Vale’s book equity and paid-in capital, which holders of preferred shares are entitled to, pursuant to Vale’s bylaws, and will have also advanced an equal amount to holders of common shares. Compliance with the minimum dividend of 25% of net income pursuant to Brazilian Corporate law and Vale’s bylaws will be verified at the end of 2015.

The proposal will be submitted to the Board of Directors for approval in the meeting scheduled for October 15th, 2015 and, if approved, the payment of US$ 500 million will be made as of October 30th, 2015. The amount in Brazilian reais will be calculated using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on October 14th, 2015.

Once the proposal is approved by the Board, all investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is October 15th, 2015. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 20th, 2015 Eastern Standard Time and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is the close of the business day in Hong Kong on October 20th, 2015.

Vale shares will be traded ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of October 16th, 2015 and on the HKEx as of October 19th, 2015.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: September 28, 2015		Rogerio T. Nogueira
Director of Investor Relations